UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
ILLINOIS SUPERCONDUCTOR CORP.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
452284102
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
January 10, 2000
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 452284102    PAGE 2 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alexander Finance, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       35,189,855 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          35,189,855 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
35,189,855 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.6%

14 TYPE OF REPORTING PERSON*
BD,PN

SCHEDULE 13D/A
CUSIP NO. 452284102        PAGE 3 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       0
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
BD,PN

Page 4 of 9 Pages
Item 1.  Security and Issuer

This 13(D) amendment statement relates to the common stock, par value $.001 per share (the "Common Stock"), issued by Illinois Superconductor, Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 451 Kingston Court, MT. Prospect, IL 60056.

Item 2.  Identity and Background

(a) The statement is filed by Alexander Finance, L.P., an Illinois limited partnership ("Alexander") and Grace
Brothers, Ltd., an Illinois limited partnership ("Grace").
The foregoing persons are hereafter referred to as the "Filers".

Item 5.  Interest in Securities of the Issuer.

(a) Following the transactions described in 5(c) below, Alexander, if it exercised its options and warrants and converted its convertible notes, all as described below, would beneficially own an aggregate of 35,189,855 shares of Common Stock, constituting 67.6% of all of the outstanding shares of Common Stock, assuming no other investor exercises any options or warrants, or converted notes held by such investor. Alexander currently holds the following securities of the Issuer:

- $1,333,333 face amount of the Issuer's 6% Senior
Convertible Notes due May 15, 2002 ("6% Notes") which, together with accrued interest thereon, are presently convertible into 5,584,887 shares of Common Stock,

- $1,677,778 face amount of the Issuer's 2% Senior
Convertible Notes due May 15, 2002 ("2% Notes") which, together with accrued interest thereon, are presently convertible into 6,934,442 shares of Common Stock,

- $1,972,222 face amount of the Issuer's 2% Senior
Convertible Notes due May 15, 2002 ("Amended 2% Notes") which, together with accrued interest thereon, are presently convertible into 8,399,474 shares of Common Stock,

- $888,888 face amount of the Issuer's 10% Notes due January
2, 2001 ("10% Notes") which are presently convertible into 3,596,539 shares of Common Stock,

- Warrants expiring on November 5, 2004 ($.25 strike price) presently exercisable for 355,556 shares of Common Stock
("10% Warrants"),

- Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 533,334 shares of Common Stock ("6%
Warrants"),

- Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 888,889 shares of Common Stock
("Amended 2% Warrants"),

- Warrants expiring on May 15, 2001 ($.25 strike price) presently exercisable for 711,110 shares of Common Stock ("2%
Warrants"),

- Option (the "Option") to purchase from the Issuer for $1,777,778 (i) 10% Warrants exercisable for 711,111 shares of
Common Stock, and (ii) 10% Notes convertible into 7,111,111 shares of Common Stock.

- 363,400 shares of Common Stock

Page 5 of 9 Pages

The amount of shares of Common Stock into which Alexander's convertible notes and warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Alexander and its affiliates having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock, subject to Alexander's right to increase this percentage upon 61 days prior notice to the Company.

As described in Schedule A, Alexander exercised a portion of its Option as well as converted a portion of its Amended 2% Notes and its 2% Notes into Common Stock. Because Alexander had previously reported the entire Option as well as its Amended 2% Notes and its 2% Notes as if fully exercised and converted into Common Stock, the partial exercise of the Option and partial conversion of its Amended 2% Notes and its 2% Notes did not change the beneficial ownership reporting of Alexander with respect to the Common Stock.

Grace sold its holdings in the Common Stock and currently holds no shares.

(c) The transactions effected by the Filers during the past sixty (60) days are set forth on Schedule A hereto.

(e) Not applicable.


       8 Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 13, 2000

Alexander Finance, L.P.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       President:  Bun Partners
       Its:  General Partner

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner

SCHEDULE A

TRADE ACTIVITY FOR ILLINOIS SUPERCONDUCTOR EFFECTED BY
ALEXANDER

                       Amount of Shs.       Price per
Date      Security     Bought (Sold)        Share
12/29/99  10% Notes      $444,444 (face amt)      *
12/29/99  10% Warrants    177,778                 *
01/05/00  Amended 2%    ($250,000)(face amt)      **
          Notes
01/05/00  Common Stock  1,064,166                 **
01/13/00  2% Notes      ($100,000)(face amt)      ***
01/13/00  Common Stock    413,400                 ***
01/06/00  Common Stock    (59,400) ****     $1.59
01/07/00  Common Stock    (39,500) ****     $1.53
01/10/00  Common Stock   (675,000) ****     $1.89
01/11/00  Common Stock   (137,500) ****     $2.01
01/12/00  Common Stock    (65,200) ****     $1.85
01/13/00  Common Stock   (137,566) ****     $1.97

* Alexander purchased for $444,444.00 the 10% Notes and the 10% Warrants pursuant to an option granted by the Company on November 5, 1999.
** The Amended 2% Notes were converted into Common Stock.
*** The 2% Notes were converted into Common Stock.

TRADE ACTIVITY FOR ILLINOIS SUPERCONDUCTOR EFFECTED BY GRACE

                       Amount of Shs.       Price per
Date      Security     Bought (Sold)        Share
11/11/99  Common Stock  (35,000) ****       $0.51
11/12/99  Common Stock  (20,000) ****       $0.49
11/16/99  Common Stock  (42,500) ****       $0.51
01/13/00  Common Stock (125,300) ****       $1.97

**** These were effected in open market transactions.